Exhibit 99.3

MATERIAL FACT

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, April 30th 2020

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

1449 Av. Libertador Bernardo O´Higgins

Present

Re: Material fact report - Appointment of Chairman

And Vice President and Board Committee

Dear Chairman:

In accordance with the provisions of articles 9 and 10 of Law No. 18,045 on the Securities Market, and on the General Rule No. 30, duly authorized, I inform you the following as material facts of LATAM Airlines Group S.A.:

I. Chairman and Vice President. At a Board Session held today, Mr. Ignacio Cueto Plaza and Mr. Enrique Cueto Plaza were appointed as Chairman and Vice President, respectively.

II. Board Committee. In the same session, and as disposed in the Article 50 bis of Corporations Law N°18,046, it was registered that the Board Committee will be composed by the Board Members Mr. Eduardo Novoa Castellon (independent), Mr. Patrick Horn Garcia (independent) and Mr. Nicolas Eblen Hirmas..

            Sincerely yours,

Juan Carlos Menció

Vice President of Legal Affairs

LATAM Airlines Group S.A.